May 10, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TeleNav, Inc.
Registration Statement on
Form S-l (File No. 333-162771)
Form 8-A (File No. 001-34720)

Acceleration

Request Requested Date: May 12, 2010

Requested Time: 4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, TeleNav, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-162771) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-34720) also be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Sincerely,

TeleNav, Inc.

By:	/s/ Loren Hillberg
Loren Hillberg
General Counsel and Secretary

May 10, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TeleNav, Inc.
Registration Statement on Form S-1
Registration File No. 333-162771

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933 (the “Act”), we hereby join in the request of TeleNav, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on May 12, 2010, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that during the period from April 26, 2010 through the date hereof 6,800 copies of the Preliminary Prospectus dated April 26, 2010 were distributed to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, J.P. MORGAN SECURITIES INC. DEUTSCHE BANK SECURITIES INC. Acting severally on behalf of themselves and the several Underwriters

By:	J.P. Morgan Securities Inc. /s/ Sanjay Jain
	Name:	Sanjay Jain
	Title:	Managing Director

By:	Deutsche Bank Securities Inc. /s/ Richard Hart
	Name:	Richard Hart
	Title:	Managing Director

/s/ Jusung Kwok
	Name:	Jusung Kwok
	Title:	Managing Director

[Signature Page to the Acceleration Request]